EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended June 30, 2016 compared to three months ended June 30, 2015

During the three months ended June 30, 2016, Danaos had an average of 55 containerships compared to 56 containerships for the three months ended June 30, 2015. Our fleet utilization decreased to 96.9% in the three months ended June 30, 2016 compared to 99.4% in the three months ended June 30, 2015.

Operating Revenues

Operating revenues decreased by 3.2%, or $4.5 million, to $137.0 million in the three months ended June 30, 2016 from $141.5 million in the three months ended June 30, 2015.

Operating revenues for the three months ended June 30, 2016 reflect:

•   $0.6 million decrease in revenues in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 due to the sale of the Federal on January 8, 2016.

•   $2.6 million decrease in revenues in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 due to the re-chartering of certain of our vessels at lower rates.

•   $1.3 million decrease in revenues due to lower fleet utilization in the three months ended June 30, 2016 compared to the three months ended June 30, 2015.

Voyage Expenses

Voyage expenses remained stable, amounting to $3.2 million both in the three months ended June 30, 2016 and in the three months ended June 30, 2015.

Vessel Operating Expenses

Vessel operating expenses decreased by 5.4%, or $1.6 million, to $28.0 million in the three months ended June 30, 2016 from $29.6 million in the three months ended June 30, 2015. The decrease is attributable to a 3.6% decrease in the average daily operating cost per vessel while the average number of vessels in our fleet during the three months ended June 30, 2016 decreased by 1.8% compared to the three months ended June 30, 2015.

The average daily operating cost per vessel decreased to $5,802 per day for the three months ended June 30, 2016 from $6,018 per day for the three months ended June 30, 2015. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 2.4%, or $0.8 million, to $32.1 million in the three months ended June 30, 2016 from $32.9 million in the three months ended June 30, 2015, mainly due to decreased depreciation expense for twelve vessels for which we recorded an impairment charge on December 31, 2015 and due to the decreased average number of vessels in our fleet in the three months ended June 30, 2016 following the sale of the Federal on January 8, 2016.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.5 million, to $1.4 million in the three months ended June 30, 2016 from $0.9 million in the three months ended June 30, 2015. The increase is mainly due to the increased payments for dry-docking and special survey costs related to certain vessels over the last six months.

General and Administrative Expenses

General and administrative expenses remained stable, amounting to $5.4 million both in the three months ended June 30, 2016, and in three months ended June 30, 2015.

Interest Expense and Interest Income

Interest expense decreased by 2.8%, or $0.6 million, to $20.6 million in the three months ended June 30, 2016 from $21.2 million in the three months ended June 30, 2015 including the amortization of deferred finance costs reclassified from other finance expenses to interest expense of $3.2 million and $3.5 million, respectively. The change in interest expense was mainly due to the decrease in our average debt by $234.0 million, to $2,686.8 million in the three months ended June 30, 2016, from $2,920.8 million in the three months ended June 30, 2015 and due to a $0.3 million decrease in the amortization of deferred finance costs.

The Company is deleveraging its balance sheet. As of June 30, 2016, the debt outstanding gross of deferred finance costs was $2,676.9 million compared to $2,910.1 million as of June 30, 2015.

Interest income amounted to $0.9 million in the three months ended June 30, 2016 compared to $0.8 million in the three months ended June 30, 2015.

Other Finance Costs, net

Other finance costs, net decreased by $0.1 million, to $1.1 million in the three months ended June 30, 2016 from $1.2 million in the three months ended June 30, 2015, following the reclassification of the amortization of deferred finance costs from other finance expenses to interest expense of $3.2 million and $3.5 million, respectively.

Equity loss on investments

Equity loss on investments of $0.2 million in the three months ended June 30, 2016 relates to the investment in Gemini Shipholdings Corporation (“Gemini”), in which the Company has a 49% shareholding interest. This loss is attributed to operating losses of two out of the four vessels that have been acquired by Gemini, one of which had not yet entered into charter arrangements as of June 30, 2016.

Unrealized and realized (loss)/gain on derivatives

Unrealized gains on interest rate swaps amounted to $1.0 million in the three months ended June 30, 2016 compared to a gain of $4.5 million in the three months ended June 30, 2015. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swaps decreased by $12.4 million, to $2.1 million in the three months ended June 30, 2016 from $14.5 million in the three months ended June 30, 2015. This decrease is attributable to a $586.0 million decrease in the average notional amount of swaps during the three months ended June 30, 2016 compared to the three months ended June 30, 2015 as a result of swap expirations.

Six months ended June 30, 2016 compared to six months ended June 30, 2015

During the six months ended June 30, 2016, Danaos had an average of 55 containerships compared to 56 containerships for the six months ended June 30, 2015. Our fleet utilization decreased to 95.7% in the six months ended June 30, 2016 compared to 98.9% in the six months ended June 30, 2015.

Operating Revenues

Operating revenues decreased by 2.0%, or $5.6 million, to $274.5 million in the six months ended June 30, 2016 from $280.1 million in the six months ended June 30, 2015.

Operating revenues for the six months ended June 30, 2016 reflect:

•   $1.2 million decrease in revenues in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 due to the sale of the Federal on January 8, 2016.

•   $2.6 million decrease in revenues in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 due to the re-chartering of certain of our vessels at lower rates.

•   $1.8 million decrease in revenues due to lower fleet utilization in the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Voyage Expenses

Voyage expenses increased by $0.5 million, to $6.7 million in the six months ended June 30, 2016 from $6.2 million in the six months ended June 30, 2015. The increase is mainly due to increased bunkering expenses.

Vessel Operating Expenses

Vessel operating expenses remained stable, amounting to $56.9 million both in the six months ended June 30, 2016 and in the six months ended June 30, 2015. The decrease in the average number of vessels in our fleet by 1.8%, was offset by an 1.2% increase in the average daily operating cost per vessel during the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

The average daily operating cost per vessel increased to $5,893 per day for the six months ended June 30, 2016 from $5,821 per day for the six months ended June 30, 2015. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 1.8%, or $1.2 million, to $64.1 million in the six months ended June 30, 2016 from $65.3 million in the six months ended June 30, 2015, mainly due to decreased depreciation expense for twelve vessels for which we recorded an impairment charge on December 31, 2015 and due to the decreased average number of vessels in our fleet in the six months ended June 30, 2016 following the sale of the Federal on January 8, 2016.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.3 million, to $2.4 million in the six months ended June 30, 2016 from $2.1 million in the six months ended June 30, 2015. The increase is mainly due to the increased payments for dry-docking and special survey costs related to certain vessels over the last six months.

General and Administrative Expenses

General and administrative expenses remained stable, amounting to $10.7 million both in the six months ended June 30, 2016 and in six months ended June 30, 2015.

Interest Expense and Interest Income

Interest expense decreased by 5.3%, or $2.3 million, to $40.8 million in the six months ended June 30, 2016 from $43.1 million in the six months ended June 30, 2015 including the amortization of deferred finance costs reclassified from other finance expenses to interest expense of $6.5 million and $7.2 million, respectively. The change in interest expense was mainly due to the decrease in our average debt by $239.3 million, to $2,712.6 million in the six months ended June 30, 2016, from $2,951.9 million in the six months ended June 30, 2015 and due to a $0.7 million decrease in the amortization of deferred finance costs.

The Company is deleveraging its balance sheet. As of June 30, 2016, the debt outstanding gross of deferred finance costs was $2,676.9 million compared to $2,910.1 million as of June 30, 2015.

Interest income amounted to $1.8 million in the six months ended June 30, 2016 compared to $1.7 million in the six months ended June 30, 2015.

Other Finance Costs, net

Other finance costs, net decreased by $0.1 million, to $2.2 million in the six months ended June 30, 2016 from $2.3 million in the six months ended June 30, 2015, following the reclassification of the amortization of deferred finance costs from other finance expenses to interest expense of $6.5 million and $7.2 million, respectively.

Equity loss on investments

Equity loss on investments of $0.9 million in the six months ended June 30, 2016 relates to the investment in Gemini Shipholdings Corporation (“Gemini”), in which the Company has a 49% shareholding interest. This loss is attributed to operating losses of two out of the four vessels that have been acquired by Gemini, one of which had not yet entered into charter arrangements as of June 30, 2016.

Unrealized and realized (loss)/gain on derivatives

Unrealized gains on interest rate swaps amounted to $2.1 million in the six months ended June 30, 2016 compared to a gain of $8.9 million in the six months ended June 30, 2015. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swaps decreased by $30.4 million, to $5.3 million in the six months ended June 30, 2016 from $35.7 million in the six months ended June 30, 2015. This decrease is attributable to a $828.8 million decrease in the average notional amount of swaps during the six months ended June 30, 2016 compared to the six months ended June 30, 2015 as a result of swap expirations.

Liquidity and Capital Resources

Our principal sources of funds have been operating cash flows, vessel sales, long-term bank borrowings and a common stock sale in August 2010, as well as our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements, including debt repayments.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet. We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

Under our existing multi-year charters as of June 30, 2016, giving effect to the charter restructuring agreement with Hyundai Merchant Marine (“HMM”) discussed below under “Recent Developments,” we had contracted revenues of $245.6 million for the remainder of 2016, $465.4 million for 2017 and, thereafter, approximately $2.1 billion. Although these expected revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters. For instance, Hanjin Shipping (“Hanjin”), which currently charters eight of our vessels, announced on May 4, 2016 that it is pursuing a voluntary restructuring arrangement with its lenders, led by state-owned Korea Development Bank, or KDB, and has initiated discussions seeking concessions on its charter obligations from the owners of its chartered-in fleet. Such discussions are ongoing and it is uncertain at this time how the Hanjin restructuring may affect us and Hanjin’s obligations under its existing contracts with us. As of June 30, 2016, we had approximately $16.9 million of accounts receivable relating to our Hanjin charters, all of which is past due. A prolonged failure by Hanjin to make payments under our charters, termination or material modification of the charters or an insolvency or similar event involving Hanjin could result in a significant reduction in our revenue and earnings, impairment of our accounts receivable, and affect our compliance with our financing agreements.

As of June 30, 2016, we had cash and cash equivalents of $101.1 million. As of June 30, 2016, we had no remaining borrowing availability under our credit facilities. As of June 30, 2016, we had $2,648.4 million of outstanding indebtedness, net of deferred finance costs of $28.5 million, of which $272.4 million is expected to be payable within the next twelve months.

On January 24, 2011, we entered into a definitive agreement, which we refer to as the “Bank Agreement”, which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea (“KEXIM”) and with KEXIM and ABN Amro), and for new credit facilities, which we refer to as the “January 2011 Credit Facilities”, from certain of our lenders aggregating $424.75 million. We are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects”, as well as Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 15, 2016.

As of June 30, 2016, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 7 to our unaudited condensed consolidated financial statements included in this report.

On July 15, 2016, we entered into a charter restructuring agreement with HMM as part of its voluntary restructuring of its obligations. See “Recent Developments”.

Cash Flows

	Six Months	Six Months
	ended	ended
	June 30, 2016	June 30, 2015
	(In thousands)
Net cash provided by operating activities	$133,792	$124,620
Net cash used in investing activities	$(1,957)	$(538)
Net cash used in financing activities	$(103,028)	$(107,677)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $9.2 million, to $133.8 million provided by operating activities in the six months ended June 30, 2016 compared to $124.6 million provided by operating activities in the six months ended June 30, 2015. The increase was the result of a reduction in realized losses from derivatives by $30.4 million, reduced interest expense by $1.7 million and an increase in other income by $0.4 million, which were partially offset by a change in working capital of $12.0 million, higher payments for dry-docking and special survey costs by $5.2 million, by a decrease of $5.6 million in operating revenues and a $0.5 million increase in total operating expenses in the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $1.4 million, to $1.9 million in the six months ended June 30, 2016 compared to $0.5 million in the six months ended June 30, 2015. The change reflects a $5.1 million increase in investments in affiliates and a $1.5 million increase in additions to vessels cost, which were partially offset by net proceeds from sale of vessel of $5.2 million in the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $4.7 million, to $103.0 million used in financing activities in the six months ended June 30, 2016 compared to $107.7 million used in financing activities in the six months ended June 30, 2015. The decrease is mainly due to a decrease in debt payments by $7.0 million and a decrease in deferred finance costs by $0.7 million, which were partially offset by an increase in restricted cash by $3.0 million in the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, unrealized gain on derivatives, realized loss on derivatives and gain/(loss) on sale of vessels. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Six Months	Six Months
	ended	ended
	June 30, 2016	June 30, 2015
	(In thousands)
Net income	$88,769	$68,414
Depreciation	64,122	65,341
Amortization of deferred drydocking & special survey costs	2,430	2,056
Amortization of deferred realized losses of cash flow interest rate swaps	2,003	1,992
Amortization of finance costs	6,520	7,200
Finance costs accrued (Exit Fees under our Bank Agreement)	1,755	1,842
Interest income	(1,840)	(1,690)
Interest expense	34,254	35,916
EBITDA	198,013	181,071
Loss on sale of vessels	36	—
Realized loss on derivatives	3,298	33,686
Unrealized gains on derivatives	(2,138)	(8,903)
Adjusted EBITDA	$199,209	$205,854

EBITDA increased by $16.9 million, to $198.0 million in the six months ended June 30, 2016 from $181.1 million in the six months ended June 30, 2015. This increase was mainly attributed to a $23.6 million decrease in unrealized and realized losses on derivatives, which were partially offset by a $5.6 million decrease in operating revenues, a $0.5 million increase in total operating expenses and a $0.9 million loss on equity investments in the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Adjusted EBITDA decreased by $6.7 million, to $199.2 million in the six months ended June 30, 2016 from $205.9 million in the six months ended June 30, 2015. This decrease was mainly attributed to a $5.6 million decrease in operating revenues, a $0.5 million increase in total operating expenses and a $0.9 million loss on equity investments. Adjusted EBITDA for the six months ended June 30, 2016 is adjusted mainly for unrealized gains on derivatives of $2.1 million and realized losses on derivatives of $3.3 million.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 15, 2016. The following table summarizes all our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$657.8	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$627.8	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance and the Priority
Citi	$132.4	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$167.4	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$194.5	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro-Bank of America Merrill Lynch-Burlington-Sequoia-National Bank of Greece	$223.5	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Golden Tree	$250.9	The OOCL Novorossiysk, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$16.8	The Deva and the Derby D
KEXIM	$3.0	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$40.0	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$56.9	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$60.8	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$15.0	The Hanjin Greece
Club Facility	$39.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$60.9	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$111.9	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)                                          As of June 30, 2016, gross of deferred finance costs

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan

As of June 30, 2016, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with all covenants under its Bank Agreement and its other credit facilities as of June 30, 2016. There were no significant changes to the terms of the Company’s credit facilities during the six months ended June 30, 2016.

For additional details regarding the Bank Agreement, the January 2011 Credit Facilities and the Sinosure-CEXIM Credit Facility, please refer to “Item 5. Operating and Financial Review and Prospects” as well as Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 15, 2016.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. We do not use financial instruments for trading or other speculative purposes.

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swap agreements are recorded in earnings under “Net unrealized and realized losses on derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. Furthermore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, both the accumulated other comprehensive loss balance and the fair value of hedged debt balance pertaining to the respective amounts would be reversed through earnings immediately. Refer to Note 11, Financial Instruments, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the six months ended June 30, 2016 and 2015.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of June 30, 2016. As of the date of this filing, there have been no subsequent material changes to our capitalization and indebtedness. This table should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto included in this report.

As of June 30, 2016
(US Dollars in thousands)
Debt:
Total debt (1)	$2,648,412
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,799,352 shares issued and outstanding (2)	1,098
Additional paid-in capital	546,822
Accumulated other comprehensive loss	(100,894)
Retained earnings	485,844
Total stockholders’ equity	932,870
Total capitalization	$3,581,282

(1)                                 Net of deferred finance costs of $28.5 million. All of our indebtedness is secured.

(2)                                 Does not include 15 million warrants issued in 2011 to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

Recent Developments

HMM

On July 15, 2016, we entered into a charter restructuring agreement with HMM as part of the agreements it reached with its creditors and owners of its chartered-in fleet in connection with the restructuring of its obligations. The charter restructuring agreement provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $6.2 million principal amount of senior, unsecured, non-amortizing loan notes, which accrue interest at 3% per annum payable on maturity in December 2022, (ii) $32.8 million principal amount of senior, unsecured loan notes, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024 and (iii) 4,637,558 HMM shares issued on July 23, 2016, which will be freely tradable on the Stock Market Division of the Korean Exchange from August 5, 2016 onwards.

AGM Results

On July 29, 2016, at our annual meeting of stockholders, Mr. William Repko and Mr. Miklόs Konkoly-Thege were re-elected as Class III directors, each for a three-year term expiring at the annual meeting of our stockholders in 2019. Our stockholders also ratified the appointment of PricewaterhouseCoopers S.A. as our independent auditors.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		June 30,	December 31,
	Notes	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$101,060	$72,253
Restricted cash	3	5,880	2,818
Accounts receivable, net		21,359	10,652
Inventories		9,809	11,040
Prepaid expenses		1,769	1,079
Due from related parties		32,131	19,007
Vessels held for sale	4	—	6,264
Other current assets	7, 11b	3,638	4,457
Total current assets		175,646	127,570
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $754,916 (2015: $690,794)	4	3,384,191	3,446,323
Deferred charges, net	5	8,715	4,751
Investments in affiliates	6	15,500	11,289
Other non-current assets	7	74,242	72,188
Total non-current assets		3,482,648	3,534,551
Total assets		$3,658,294	$3,662,121

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$11,937	$12,971
Accrued liabilities	8	14,628	14,014
Current portion of long-term debt	10	272,408	269,979
Unearned revenue		11,624	9,853
Other current liabilities	9,11a	3,184	5,328
Total current liabilities		313,781	312,145

LONG-TERM LIABILITIES
Long-term debt, net	10	2,376,004	2,470,417
Unearned revenue, net of current portion		21,465	24,426
Other long-term liabilities		14,174	13,219
Total long-term liabilities		2,411,643	2,508,062
Total liabilities		2,725,424	2,820,207

Commitments and Contingencies	12	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of June 30, 2016 and December 31, 2015)	13	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of June 30, 2016 and December 31, 2015. 109,799,352 and 109,781,744 issued and outstanding as of June 30, 2016 and December 31, 2015, respectively)	13	1,098	1,098
Additional paid-in capital		546,822	546,822
Accumulated other comprehensive loss	11a	(100,894)	(103,081)
Retained earnings		485,844	397,075
Total stockholders’ equity		932,870	841,914
Total liabilities and stockholders’ equity		$3,658,294	$3,662,121

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2016	2015	2016	2015

OPERATING REVENUES		$136,999	$141,469	$274,473	$280,074

OPERATING EXPENSES
Voyage expenses		(3,240)	(3,161)	(6,690)	(6,218)
Vessel operating expenses		(27,983)	(29,570)	(56,895)	(56,893)
Depreciation		(32,075)	(32,853)	(64,122)	(65,341)
Amortization of deferred drydocking and special survey costs	5	(1,395)	(882)	(2,430)	(2,056)
General and administrative expenses		(5,446)	(5,381)	(10,662)	(10,651)
Loss on sale of vessels	4	—	—	(36)	—
Income From Operations		66,860	69,622	133,638	138,915

OTHER INCOME (EXPENSES):
Interest income		890	850	1,840	1,690
Interest expense		(20,616)	(21,230)	(40,774)	(43,116)
Other finance expenses		(1,111)	(1,162)	(2,238)	(2,335)
Equity loss on investments	6	(211)	—	(934)	—
Other income/(expense), net		(23)	28	400	35
Net unrealized and realized losses on derivatives	11	(1,141)	(10,036)	(3,163)	(26,775)
Total Other Expenses, net		(22,212)	(31,550)	(44,869)	(70,501)

Net Income		$44,648	$38,072	$88,769	$68,414

EARNINGS PER SHARE
Basic and diluted earnings per share		$0.41	$0.35	$0.81	$0.62
Basic and diluted weighted average number of common shares (in thousands)	14	109,800	109,785	109,800	109,785

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Net income for the period	$44,648	$38,072	$88,769	$68,414
Other comprehensive income
Amortization of deferred realized losses on cash flow hedges	1,001	1,001	2,003	1,992
Reclassification of unrealized losses to earnings	—	8,239	184	21,488
Total Other Comprehensive Income	1,001	9,240	2,187	23,480
Comprehensive Income	$45,649	$47,312	$90,956	$91,894

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Six months ended
	June 30,
	2016	2015

Cash Flows from Operating Activities
Net income	$88,769	$68,414

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	64,122	65,341
Amortization of deferred drydocking and special survey costs	2,430	2,056
Amortization of finance costs	6,520	7,200
Exit fee accrued on debt	1,755	1,842
Payments for drydocking and special survey costs deferred	(6,394)	(1,217)
Loss on sale of vessels	36	—
Amortization of deferred realized losses on interest rate swaps	2,003	1,992
Unrealized gains on derivatives	(2,138)	(8,903)
Equity loss on investments	934	—

(Increase)/Decrease in
Accounts receivable	(10,707)	2,721
Inventories	1,231	739
Prepaid expenses	(1,072)	(267)
Due from related parties	(13,124)	(8,195)
Other assets, current and non-current	(1,349)	827

Increase/(Decrease) in
Accounts payable	398	(1,315)
Accrued liabilities	614	(5,424)
Unearned revenue, current and long-term	(1,190)	(2,144)
Other liabilities, current and long-term	954	953
Net Cash provided by Operating Activities	133,792	124,620

Cash Flows from Investing Activities
Vessels additions	(1,990)	(538)
Investments in affiliates	(5,145)	—
Net proceeds from sale of vessels	5,178	—
Net Cash used in Investing Activities	(1,957)	(538)

Cash Flows from Financing Activities
Payments of long-term debt	(99,966)	(78,291)
Payments of vendor financing	—	(28,694)
Deferred finance costs	—	(692)
Increase in restricted cash	(3,062)	—
Net Cash used in Financing Activities	(103,028)	(107,677)

Net Increase in Cash and Cash Equivalents	28,807	16,405
Cash and Cash Equivalents at beginning of period	72,253	57,730
Cash and Cash Equivalents at end of period	$101,060	$74,135

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 13, Stockholders’ Equity.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of June 30, 2016 and December 31, 2015, the condensed consolidated results of operations for the three and six months ended June 30, 2016 and 2015 and the condensed consolidated cash flows for the six months ended June 30, 2016 and 2015. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2015. The results of operations for the three and six months ended June 30, 2016, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements except for the effect of the adoption of the Accounting Standards Update No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs” (Note 2), but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated Statements of Income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of June 30, 2016, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A.	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Vessel sold in 2016
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651

(1)                                 Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)                                 Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 15, 2016, except as described below under “Change in Accounting Principle”.

Change in Accounting Principle

The Company historically presented fees incurred for obtaining loans as deferred charges in the consolidated balance sheets. During the six months ended June 30, 2016, the Company adopted Accounting Standards Update No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability, consistent with debt discounts. Upon adoption, the Company applied the new guidance retrospectively to prior periods presented in the consolidated financial statements. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheet as of December 31, 2015 resulted in a reduction of deferred charges, net by $35.0 million, with a corresponding reduction of long-term debt, net. Additionally, amortization of deferred charges amounting to $7.2 million was reclassified from other finance expenses to interest expense in the condensed consolidated statements of income for the six months ended June 30, 2015.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-9 “Revenue from Contracts with Customers” (“ASU 2014-09”), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date” (“ASU 2015-014”), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company is currently evaluating the impact that the adoption of the new standard will have on its consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods ending after December 15, 2017, including interim periods within those fiscal years.  Early application is not permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and notes disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 — 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and notes disclosures.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies (Continued)

In March 2016, the FASB issued ASU 2016-07, “Investments - Equity Method and Joint Ventures (Topic 323)” (“ASU 2016-07”), which simplifies the accounting for equity method investments by removing the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years, and must be applied prospectively. Early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. The amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. Early application is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation - Improvements to Employee Share-Based Payment Accounting (Topic 718)” (“ASU 2016-09”), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the guidance to determine the Company’s adoption method and the effect it will have on its consolidated financial statements and notes disclosures.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

3                              Restricted Cash

The Company was required to maintain cash of $5,880 thousand and $2,818 thousand as of June 30, 2016 and as of December 31, 2015, respectively, in a retention bank account as a collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company’s Balance Sheets.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4                              Fixed assets, net

On December 23, 2015, the Company entered into an agreement to sell the Federal for gross sale consideration of $7.2 million, of which $1.4 million was received in advance during the year ended December 31, 2015 and the remaining $5.8 million was received upon the completion of the sale on January 8, 2016. As of December 31, 2015, the Federal was classified as vessel held for sale in the consolidated Balance Sheet and was valued at $6.3 million, net of impairment loss of $2.1 million. The sale of the vessel resulted in a loss on sale of the vessel of $36 thousand.

During the year ended December 31, 2015, the Company recorded an impairment loss of $39.0 million in relation to its twelve of the older vessels that are held and used. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $379.6 million and $386.4 million as of June 30, 2016 and as of December 31, 2015, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5                              Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2015	$6,255
Additions	2,341
Amortization	(3,845)
As of December 31, 2015	4,751
Additions	6,394
Amortization	(2,430)
As of June 30, 2016	$8,715

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                              Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels NYK Lodestar and NYK Leo. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $37.5 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of June 30, 2016, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	NYK Lodestar	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	NYK Leo	2002	6,422	February 4, 2016

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity loss on investments” in the consolidated Statements of Income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities. The net assets of Gemini total $31.6 million and $23.0 million as of June 30, 2016 and December 31, 2015, respectively. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini. A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	June 30, 2016	December 31, 2015
Current assets	$12,701	$12,578
Non-current assets	$70,547	$54,771
Current liabilities	$7,014	$5,552
Non-current liabilities	$44,601	$38,758

Six months ended
June 30, 2016
Net operating revenues	$6,266
Net loss	$1,906

7                              Other Current and Non-current Assets

Other current assets consisted of the following (in thousands):

	As of	As of
	June 30, 2016	December 31, 2015
Fair value of swaps	$24	$138
Claims receivable	1,178	954
Advances to suppliers and other assets	2,436	3,365
Total	$3,638	$4,457

As of June 30, 2016 and December 31, 2015, claims receivable consists of insurance and other claims. In respect to the fair value of swaps, refer to Note 11b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7                              Other Current and Non-current Assets (continued)

Other non-current assets consisted of the following (in thousands):

	As of	As of
	June 30, 2016	December 31, 2015
Series 1 ZIM notes, net	$6,540	$6,587
Series 2 ZIM notes, net	33,345	32,507
Equity participation ZIM	28,693	28,693
Other assets	5,664	4,401
Total	$74,242	$72,188

As of July 16, 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels, which had already been implemented beginning in January 2014. The terms also include the receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to the Company which related to the outstanding long term receivable as of December 31, 2013.

As of July 16, 2014, the Company calculated the fair value of the instruments received from ZIM based on the agreement discussed above, other available information on ZIM, other contracts with similar terms, remaining maturities and interest rates and recorded at fair value an amount of $6.1 million in relation to the Series 1 Notes, $30.1 million in relation to the Series 2 Notes and $28.7 million in relation to its equity participation in ZIM. On a quarterly basis, the Company accounts for the fair value unwinding of the Series 1 Notes and Series 2 Notes until the value of the instruments equals their face values on maturity. As of June 30, 2016 and December 31, 2015, the Company recorded $6.5 million and $6.6 million in relation to the Series 1 Notes and $33.3 million and $32.5 million in relation to the Series 2 Notes, respectively and recognized $0.6 million and $0.5 million in relation to their fair value unwinding in the condensed consolidated Statements of Income in “Interest income” for the six months ended June 30, 2016 and 2015, respectively. In relation to Series 1 Notes, the Company received redemption of $0.3 million in the six months ended June 30, 2016. Furthermore, for the six months ended June 30, 2016 and 2015, the Company recognized in the condensed consolidated Statements of Income in “Interest income”, a non-cash interest income of $0.4 million and $0.4 million, respectively, in relation to the 2% interest of Series 2 Notes, which is accrued quarterly with deferred cash payment on maturity. The Company tests periodically for impairment of these investments based on the existence of triggering events that indicate ZIM’s debt instruments and interest in equity may have been impaired.

Furthermore, as of July 16, 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels. This amount is recognized in the condensed consolidated Statements of Income in “Operating revenues” over the remaining life of the respective time charters. For the six months ended June 30, 2016 and 2015, the Company recorded an amount of $3.0 million and $3.0 million, respectively, of unearned revenue amortization in “Operating revenues”. As of June 30, 2016, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $6.0 million and $21.5 million, respectively. As of December 31, 2015, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $6.0 million and $24.4 million, respectively. Refer to Note 11c, Financial Instruments- Fair value of Financial Instruments.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                              Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	June 30, 2016	December 31, 2015
Accrued payroll	$1,182	$1,162
Accrued interest	8,465	8,059
Accrued expenses	4,981	4,793
Total	$14,628	$14,014

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet of $5.0 million and $3.6 million as of June 30, 2016 and December 31, 2015, respectively and accrued realized losses on cash flow interest rate swaps of nil and $1.2 million as of June 30, 2016 and December 31, 2015, respectively.

9                              Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	As of	As of
	June 30, 2016	December 31,2015
Fair value of swaps	$2,395	$4,538
Other current liabilities	789	790
Total	$3,184	$5,328

In respect of the fair value of swaps, refer to Note 11a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Lender	As of June 30, 2016	Current portion	Long-term portion	As of December 31, 2015	Current portion	Long-term portion
The Royal Bank of Scotland	$657,788	$22,066	$635,722	$667,134	$24,327	$642,807
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	627,818	876	626,942	627,818	50	627,768
HSH Nordbank	16,762	9,204	7,558	21,208	9,006	12,202
The Export-Import Bank of Korea (“KEXIM”)	3,020	3,020	—	8,204	8,204	—
The Export-Import Bank of Korea & ABN Amro	39,984	11,250	28,734	45,609	11,250	34,359
Deutsche Bank	167,419	5,882	161,537	169,921	5,338	164,583
Citi	132,396	12,323	120,073	136,719	11,425	125,294
Credit Suisse	194,457	11,953	182,504	199,373	11,978	187,395
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece-Sequoia	223,470	15,388	208,082	228,999	13,509	215,490
Commerzbank-Credit Suisse-Golden Tree	250,885	22,577	228,308	258,089	20,139	237,950
The Royal Bank of Scotland (January 2011 Credit Facility)	60,847	33,212	27,635	69,948	30,990	38,958
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	56,934	39,352	17,582	69,562	37,901	31,661
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management -National Bank of Greece (January 2011 Credit Facility)	14,977	12,840	2,137	20,582	14,244	6,338
Sinosure CEXIM-Citi-ABN Amro Credit Facility	111,870	20,340	91,530	122,040	20,340	101,700
Club Facility (January 2011 Credit Facility)	39,943	30,132	9,811	50,404	32,665	17,739
Citi—Eurobank Credit Facility (January 2011 Credit Facility)	60,908	21,853	39,055	63,834	18,180	45,654
Comprehensive Financing Plan exit fees accrued	17,256	—	17,256	15,501	—	15,501
Fair value hedged debt	140	140	—	433	433	—
Total long-term debt	$2,676,874	$272,408	$2,404,466	$2,775,378	$269,979	$2,505,399
Less: Deferred finance costs, net	(28,462)	—	(28,462)	(34,982)	—	(34,982)
Total long-term debt net of deferred finance costs	$2,648,412	$272,408	$2,376,004	$2,740,396	$269,979	$2,470,417

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Long-Term Debt, net (continued)

Maturities of long-term debt for the next five years and thereafter subsequent to June 30, 2016, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
June 30, 2017	$192,367	$79,901	—	$272,268
June 30, 2018	170,538	97,276	—	267,814
June 30, 2019	127,556	15,281	$1,925,709	2,068,546
June 30, 2020	20,340	—	—	20,340
June 30, 2021	20,340	—	—	20,340
Thereafter	10,170	—	—	10,170
Total long-term debt	$541,311	$192,458	$1,925,709	$2,659,478

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the restructuring agreement, as such amount will be determinable following the fixed and variable amortization.

There were no significant changes to the terms of the Company’s credit facilities during the six months ended June 30, 2016. As of June 30, 2016, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with all covenants under its Bank Agreement and its other credit facilities as of June 30, 2016.

11                       Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (continued)

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expense from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss.

On July 1, 2012, the Company elected to prospectively de designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements are recorded in earnings under “Net unrealized and realized losses on derivatives” from the de designation date forward. The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value June 30, 2016	Fair Value December 31, 2015
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	—	$(1,012)
ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975	% p.a.	USD LIBOR 3M BBA	$(1,415)	$(2,113)
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125	% p.a.	USD LIBOR 3M BBA	(980)	(1,413)
Total fair value of swap liabilities								$(2,395)	$(4,538)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (continued)

The Company recorded in the condensed consolidated Statements of Income unrealized gains of $2.1 million and $30.4 million in relation to fair value changes of interest rate swaps for the six months ended June 30, 2016 and 2015, respectively. Furthermore, unrealized losses of $0.2 million and $21.5 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the six months ended June 30, 2016 and 2015, respectively (following the hedge accounting discontinuance as of July 1, 2012).

The variable-rate interest on specific borrowings was associated with vessels under construction and was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $2.0 million was reclassified into earnings for the six months ended June 30, 2016 and 2015, respectively, representing its amortization over the depreciable life of the vessels.

	Three months ended June 30,	Three months ended June 30,
	2016	2015
	(in millions)
Total realized losses	$(1.2)	$(13.7)
Amortization of deferred realized losses	(1.0)	(1.0)
Unrealized gains	0.9	4.5
Net unrealized and realized losses on cash flow interest rate swaps	$(1.3)	$(10.2)

	Six months ended June 30,	Six months ended June 30,
	2016	2015
	(in millions)
Total realized losses	$(3.4)	$(34.0)
Amortization of deferred realized losses	(2.0)	(2.0)
Unrealized gains	1.9	8.9
Net unrealized and realized losses on cash flow interest rate swaps	$(3.5)	$(27.1)

b.  Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company’s fair value interest rate swap agreements continue to be recorded in earnings under “Net unrealized and realized losses on derivatives” from the de-designation date forward.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (continued)

The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value June 30, 2016	Fair Value December 31, 2015
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$6	$55
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125	% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	18	83
Total fair value								$24	$138

The total fair value change of the interest rate swaps amounted to $0.1 million loss and $0.3 million loss for the six months ended June 30, 2016 and 2015, respectively and are included in the condensed consolidated Statements of Income under “Net unrealized and realized losses on derivatives”. The related assets are presented under “Other current assets” in the condensed consolidated balance sheets as of June 30, 2016 and December 31, 2015, respectively. The Company reclassified from “Long-term debt, net”, where its fair value of hedged item was recorded, to its earnings unrealized gains of $0.3 million and gains of $0.3 million for the six months ended June 30, 2016 and 2015, respectively (following the hedge accounting discontinuance as of July 1, 2012). The related liability of the fair value hedged debt of $0.1 million and $0.4 million is presented under “Current portion of long-term debt” in the condensed consolidated balance sheets as of June 30, 2016 and December 31, 2015, respectively.

	Three months ended June 30, 2016	Three months ended June 30, 2015
	(in millions)
Unrealized losses on swap asset	$—	$(0.1)
Reclassification of fair value of hedged debt to Statement of Income	0.1	0.1
Realized gains	—	0.1
Net unrealized and realized gains on fair value interest rate swaps	$0.1	$0.1

	Six months ended June 30, 2016	Six months ended June 30, 2015
	(in millions)
Unrealized losses on swap asset	$(0.1)	$(0.3)
Reclassification of fair value of hedged debt to Statement of Income	0.3	0.3
Realized gains	0.1	0.3
Net unrealized and realized gains on fair value interest rate swaps	$0.3	$0.3

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (continued)

c.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2016 and December 31, 2015.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of June 30, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$24	—	$24	—
Liabilities
Interest rate swap contracts	$2,395	—	$2,395	—

	Fair Value Measurements as of December 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$138	—	$138	—
Liabilities
Interest rate swap contracts	$4,538	—	$4,538	—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 11(a)-(b) above for further information on the Company’s interest rate swap contracts.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (continued)

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of June 30, 2016, these financial instruments are in the counterparties’ favor, apart from the interest rate swap agreements with RBS. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

The estimated fair values of the Company’s financial instruments are as follows:

	As of June 30, 2016		As of December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$101,060	$101,060	$72,253	$72,253
Restricted cash	$5,880	$5,880	$2,818	$2,818
Accounts receivable, net	$21,874	$21,874	$10,652	$10,652
Due from related parties	$32,131	$32,131	$19,007	$19,007
Series 1 ZIM Notes	$6,540	$6,540	$6,587	$6,587
Series 2 ZIM Notes	$33,345	$33,345	$32,507	$32,507
Equity investment in ZIM	$28,693	$37,903	$28,693	$35,831
Accounts payable	$11,937	$11,937	$12,971	$12,971
Accrued liabilities	$14,628	$14,628	$14,014	$14,014
Long-term debt, including current portion (2)	$2,676,874	$2,677,411	$2,775,378	$2,776,739

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of June 30, 2016
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM Notes (1)	$6,540	—	$6,540	—
Series 2 ZIM Notes (1)	$33,345	—	$33,345	—
Equity investment in ZIM (1)	$37,903	—	$37,903	—
Long-term debt, including current portion(2)	$2,677,411	—	$2,677,411	—
Accrued liabilities(3)	$14,628	—	$14,628	—

	Fair Value Measurements as of December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM Notes (1)	$6,587	—	$6,587	—
Series 2 ZIM Notes (1)	$32,507	—	$32,507	—
Equity investment in ZIM (1)	$35,831	—	$35,831	—
Long-term debt, including current portion(2)	$2,776,739	—	$2,776,739	—
Accrued liabilities(3)	$14,014	—	$14,014	—

(1) The fair value is estimated based on currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2) Long-term debt is presented gross of deferred finance costs of $28.5 million and $35.0 million as of June 30, 2016 and December 31, 2015, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3) The fair value of the Company’s accrued liabilities, which mainly consists of accrued interest on its credit facilities and accrued realized losses on its cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account its creditworthiness.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

13                       Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the six months ended June 30, 2016, the Company did not grant any shares under the plan. During the six months ended June 30, 2016, the Company issued 17,608 new shares of common stock, which were distributed to the employees of the Manager in partial settlement of 2015 and 2014 grants.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the six months ended June 30, 2016 and June 30, 2015, none of the directors elected to receive their compensation in Company shares.

14                       Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	June 30, 2016	June 30, 2015
	(in thousands)
Numerator:
Net income	$44,648	$38,072

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,800	109,785

	Six months ended
	June 30, 2016	June 30, 2015
	(in thousands)
Numerator:
Net income	$88,769	$68,414

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,800	109,785

The Warrants issued and outstanding as of June 30, 2016 and 2015, were excluded from the diluted earnings per share for the three and six months ended June 30, 2016 and 2015, because they were antidilutive.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15                       Subsequent Events

On July 15, 2016, the Company entered into a charter restructuring agreement with Hyundai Merchant Marine (‘HMM”) as part of the agreements it reached with its creditors and owners of its chartered-in fleet in connection with the restructuring of its obligations. The charter restructuring agreement provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of the Company’s vessels currently employed with HMM. In exchange, under the charter restructuring agreement the Company received (i) $6.2 million principal amount of senior, unsecured, non-amortizing loan notes, which accrue interest at 3% per annum payable on maturity in December 2022, (ii) $32.8 million principal amount of senior, unsecured loan notes, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024 and (iii) 4,637,558 HMM shares issued on July 23, 2016, which will be freely tradable on the Stock Market Division of the Korean Exchange from August 5, 2016 onwards.

On July 29, 2016, at the Company’s annual meeting of stockholders, Mr. William Repko and Mr. Miklόs Konkoly-Thege were re-elected as Class III directors, each for a three-year term expiring at the annual meeting of the Company’s stockholders in 2019.